FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on results for 2008 of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on April 1, 2009.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Announcement of Results for 2008

Power generation
by domestic power plants:	184.628 billion kWh

Consolidated operating revenue:	RMB67.564 billion

Loss attributable to
equity holders of
the Company:	RMB3.938 billion

Loss per share:	RMB0.33

Final dividend:	RMB0.1 (inclusive of tax)

SUMMARY OF OPERATING RESULTS

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company” or “Huaneng International”) hereby announces the audited operating results of the Company and its subsidiaries for the year ended 31 December 2008.

For the twelve months ended 31 December 2008, the Company recorded operating revenue of RMB67.564 billion, representing an increase of 35.76% compared to the same period of the previous year. The loss attributable to equity holders of the Company of RMB3.938 billion. The loss per share amounted to RMB0.33 and net asset value per share (excluding minority interests) was RMB3.06.

Details of the operating results are set out in the financial information attached.

BUSINESS REVIEW OF YEAR 2008

Looking back upon 2008, significant changes occurred in the international financial and economic situation. The domestic economy was impacted by the international financial crisis and the business of the Company inside and outside the PRC encountered unprecedented challenges. Year 2008 was an extraordinary year and also a relatively difficult year for the production and operation of the Company. During the year, with the strong support of all the shareholders, all the staff of the Company jointly endeavoured to focus on the major annual production and operation objectives of the Company; strived to overcome the impact of the freezing rainstorms, snowstorms, the mega earthquake disaster in Wenchuan and the international financial crisis; actively dealt with challenges including tight coal supply, persistently high coal prices, decrease in utilization hours, short supply of construction funds and overall losses of the industry; ensured safe production; strived to develop the power market; reinforced operating management; upheld scientific development; and faithfully fulfilled the duty to provide sufficient, reliable and clean power to the society, thereby achieving new progress in various aspects of work. As regards business in Singapore, the economy of Singapore has been significantly affected by the international financial crisis and there was a decline in the manufacturing industry and export trade as a result of a decrease in global demand. The utilization hours of the power generating units of Tuas Power were affected to a certain extent in 2008.

For the twelve months ended 31 December 2008, the Company recorded net operating revenue of RMB67.564 billion, representing an increase of 35.76% as compared to the same period of 2007, and net loss attributable to equity holders of the Company of RMB3.938 billion, representing a decrease of 163.91% over the same period of the previous year. Loss per share was RMB0.33.

As at the end of 2008, net asset value per share was RMB3.06, representing a decrease of 21.34% over 2007.

The Audit Committee of the Company convened a meeting on 30 March 2009 and reviewed the 2008 annual results of the Company.

The Board of Directors affirmed the hard-earned results of 2008.

ENSURING STABLE POWER GENERATION AND PROVIDING SOCIAL MOTIVATION

The Company´s power plants inside the PRC are located throughout 14 provinces and cities providing power to various regions nationwide. During 2008, the operating power plants of the Company inside the PRC achieved power generation totalling 184.628 billion kWh on a consolidated basis, representing an increase of 6.3% over the same period of last year, of which Liaoning Yingkou, Zhejiang Yuhuan, Henan Qinbei and Hebei Shangan Power Plant maintained relatively rapid growth, thus providing strong support to the economic development of the regions. 7.584 billion kWh from Singapore Tuas Power Ltd. was vested in the power generation of the Company (from 25 March 2008, the consolidated financial statement date).

The growth in power generation was, on the one hand, attributable to the safe and stable operation of the new generating units. On the other hand, in response to the relatively significant changes in the economic situation in 2008, the Company further strengthened marketing work of the power market, thereby giving full play to the competitive advantages of the Company’s power plants and enhancing a relatively rapid growth in power generation of the Company.

ADOPTING VARIOUS MEASURES TO CONTROL FUEL COSTS

Owing to the impact of the drastic surge in international energy prices and tight supply of domestic coal, domestic coal prices recorded unprecedented high prices in 2008 which brought about tremendous pressures on the Company´s operation. The Company stabilized the major channels of coal supply by enhancing unified management and coordination of fuel purchase and transportation; actively explored overseas markets and made up resources gaps by importing a small amount of thermal coal, thereby ensuring a stable supply of coal.

Although we have adopted various measures to control costs, we still could not offset the increase in power generating costs brought about by the increase in coal prices. The unit fuel cost of the Company increased by 46.54% over the same period of the previous year.

FULFILLING SOCIAL RESPONSIBILITY WITH ENERGY SAVING AND ENVIRONMENTAL PROTECTION MEASURES

The Company continued to firmly push forward energy saving and emissions reduction work and actively implemented the State policy of “replacing small units with larger units” and developed generating units with high efficiency, low consumption, large capacity and high parameters. All the newly built generating units have been installed with flue-gas desulphurization facilities and at the same time the Company reinforced management of desulphurization transformation of existing generating units, thereby enabling the Company to maintain a leadership position in the industry in terms of energy saving and environmental protection. As at the end of 2008, the Company´s generating units installed with desulphurization facilities  represented 86.2% of the coal-fired generating units of the Company and smoothly passed the first annual desulphurization inspection of the State Ministry of Environmental Protection. The Company will ensure all the coal-fired generating units will have completed desulphurization transformation by the end of 2009 and that all the generating units will attain the standards for environmental protection type generating units.

The major economic and technical indices of the Company continued to attain good results and the Company continued to maintain a leadership position among listed power generation companies in the PRC. In 2008, the average equivalent availability ratio of the power plants of the Company and its subsidiaries was 91.06%; the average coal consumption rate for power generated was 306.65 gram/kWh, a decrease of 0.92 gram/kWh when compared to the same period of last year; the average coal consumption rate for power sold was 325.94 gram/kWh, a decrease of 2.83 gram/kWh when compared to the same period of last year; and the average house consumption rate was 5.38%.

OPTIMIZING POWER SUPPLY STRUCTURE BY DEVELOPMENT AND CONSTRUCTION

In 2008, the development and construction of the power supply projects of the Company progressed smoothly. Two 600 MW generating units of Hebei Shangan Phase III and two 680MW generating units of Shandong Rizhou Phase II commenced commercial operation respectively during the year.

The proposed projects of the Company made new progress. During the year, one 600MW coal-fired project of Jiangxi Jinggangshan Phase II and one 1000MW coal-fired project of Jiangsu Jinling Phase II were approved by the State. Development in clean energy has made a breakthrough. The 80MW project of Hunan Xiangqi Hydropower and the 50MW project of Inner Mongolia Huade Wind Power Phase I have obtained approval.

Innovation of project construction obtained new achievements. The first domestic 600MW-level supercritical direct air-cooling desulphurization coal-fired generating unit of Hebei Shangan Power Plant has commenced operation. Zhejiang Yuhuan Phase I, Chongqing Luohuang Phase III, Jiangsu Huaiyin Phase III and the reconstruction and expansion work of Shandong Xindian obtained the PRC Power Quality Projects Award of 2008, of which Yuhuan Phase I obtained the State Quality Projects Gold Award.

Also, there had been a change in the Company’s power generation capacity on an equity basis due to suspension and closure of small-scale generating units and technical upgrades on existing generating units. As at 31 March 2009, the Company’s power generation capacity on an equity basis was 39,203MW and the controlling power generation capacity reached 40,939MW.

ENHANCING THE STRENGTHS OF THE COMPANY BY MOVING TOWARDS OVERSEAS MARKETS

The Company completed the acquisition of Singapore Tuas Power in 2008, thus boosting the generation capacity on an equity basis by 2670MW (accounting for 26% of the Singapore power market) and realizing a breakthrough in entering overseas power markets by the Company. This acquisition not only realized the strategic objective of “going aboard”, but also, more importantly, provided the Company with an opportunity to operate and manage power plants in the Singapore power market which was conducive for enriching the Company´s experience of operation in overseas markets and was in line with the long-term benefits of the Company.

Also, the Company further regulated the shareholding management of the controlling companies, improved the governance structure and at the same time reinforced shareholding management of equity companies in order to strive to protect the interests of the Company. The Company successively completed the acquisition of 10% interest in Jiangsu Huaiyin Power Plant Phase I and 10% interests in Shandong Rizhou Power Company Limited during the year.

BROADENING FINANCING CHANNELS AND SAFEGUARDING SUPPLY OF FUNDS

In 2008, the Company further strengthened capital management and actively broadened financing channels. It has successfully issued RMB4 billion corporate bonds and RMB5 billion short-term debentures successively and managed to obtain relatively good issuance rates, thus effectively reducing financing costs. At the same time, the Company strengthened communication and coordination with banks and obtained credit facilities of RMB84 billion. The above measures warranted the capital requirements of the Company and provided low-cost capital support for the operation and development of the Company.

PROSPECTS FOR 2009

In 2009, the Company still faces both opportunities and challenges.

Power market: Due to the impact of the international financial crisis, the global economy declined and power demand in the domestic power market reduced, thus resulting in a relatively significant decrease in the Company´s power generation early last year. However, the gradual implementation of the macro-economic policy by the State will help to stimulate the growth of the PRC economy as well as the power demand. It is anticipated that the power generation of the Company in 2009 will increase, compared to last year.

Coal market: key thermal coal contracts have not been signed up to date and accordingly there are uncertainties in coal supply and coal prices for the whole year. However, recently, there is a trend that the coal supply in the domestic market exceeds the demand while the Company´s power plants located in the coastal regions have the experience and conditions for using imported coal. It is anticipated that the coal purchase prices of the Company for the whole year will be lower than those of last year.

Capital market: Declining operating benefits and increasing debt ratio of the Company have caused pressure on financing. On the other land, the moderately eased monetary policies implemented by the State including enhancing the credit scale and lowering loan interest rates will be conducive for safeguarding capital supply and reducing capital costs by the Company.

The most important task of the Company in 2009 is to turn loss into gain. The Company will:

—
enhance development of the power market; reinforce market analysis and forecast, endeavour to increase the utilization hours of generating units; and strive to achieve power generation of 190 billion kWh in the PRC for the whole year and average utilization hours of coal-fired generating units of the Company of 4,900 hours;

—	enhance unified management of fuel purchase and transportation and stabilize major channels of coal supply; actively develop overseas coal markets and strive to reduce fuel costs;

—
continue to push forward energy saving and environmental protection work and continuously reduce various consumption levels of generating units in order to ensure that the major economic and technical indices will continue to attain good results;

—
strengthen the management of projects-under-construction and reinforce the preliminary and preparation works for projects in order to lay a good foundation for long-term development and strive to realize commencement of operation of 3712 MW new generating units this year;

—
pursuant to the State´s prevailing energy policies and requirements for developing renewable energy, invest in the development and construction of wind power whilst developing thermal power at the same time.

The Company is confident that it can seize opportunities and cope with challenges and achieve good and rapid development of the Company.

Operating and Financial Reviews and Prospects (Management´s Discussion and Analysis)

(Prepared under International Financial Reporting Standards (“IFRS”), unless otherwise specified)

General

The principal activities of the Company are investment, construction, operation and management of power plants. The Company provides stable and reliable electricity supply to customers through grid operators where the operating plants are located. The Company is committed to scientific development, increasing economic efficiency, enhancing returns for shareholders, conserving resources and protecting the environment. The Company also attaches importance to social responsibilities and makes active efforts to build a harmonious society.

Since its incorporation, the Company has continued to expand its operating scale, thus increasing its operating revenue. The Company has also been the industry leader in the level of competitiveness, effectiveness of resources utilization and environmental protection. Currently, the Company is one of the largest listed power producers in China. Its power generation operations are widely located, covering the Northeast China Grid, the Northern China Grid, the Northwest China Grid, the Eastern China Grid, the Central China Grid, the Southern China Grid and Singapore.

A.	Operating results

1.	2008 operating results

The Company completed its acquisition of SinoSing Power Pte. Ltd. (“SinoSing Power”) in the first half of 2008. SinoSing Power and its subsidiary, Tuas Power, are consolidated into the financial statements of the Company.

For the year ended December 31, 2008, the Company’s total domestic power generation on a consolidated basis amounted to 184.628 billion kWh, representing a 6.30% increase from the year ended December 31, 2007. Yingkou Power Plant, Yuhuan Power Plant, Qinbei Power Plant and Shang’an Power Plant have recorded significant increase in power generation. The increase in the Company’s domestic power generation was mainly attributable to:

(1)	the commencement and stable operation of a number of new power generating units in 2008, was a key factor for the Company´s power generation growth;

(2)
Based on the significant changes of economic environment in 2008, the Company enhanced its marketing efforts, including the formulation of feasible and effective marketing strategies and measures that fully show case the competitive advantages of the power plants of the Company which accelerated the growth of power generation of the Company; and

(3)	the Company’s maintenance program has resulted in optimizations the capacity of generating units.

The power generation of the Company’s domestic power plants for the year ended December 31, 2008 was listed below (in billion kWh):

Domestic Power Plant	Power generation in 2008	Power generation in 2007	Change

Dalian	9.102	10.227	-11.00%
Fuzhou	8.129	8.136	-0.09%
Nantong	8.329	8.345	-0.19%
Shang’an	9.299	7.216	28.87%
Shidongkou II	7.534	7.957	-5.32%
Dezhou	14.022	13.22	6.07%
Shidongkou I	6.757	6.99	-3.33%
Shantou Coal-fired	7.020	7.408	-5.24%
Dandong	4.209	4.941	-14.81%
Nanjing	3.469	3.658	-5.17%
Jining	2.290	2.579	-11.21%
Changxing	1.516	1.603	-5.43%
Weihai	4.495	4.075	10.31%
Taicang	10.389	10.817	-3.96%
Huaiyin	7.458	8.539	-12.66%
Yuhuan	19.442	11.772	65.15%
Xindian	4.241	4.785	-11.37%
Yushe	4.951	5.692	-13.02%
Qinbei	10.514	7.12	47.67%
Luohuang	11.506	11.241	2.36%
Shanghai CCGT	0.598	0.533	12.20%
Yueyang	6.016	6.748	-10.85%
Yingkou	10.735	6.207	72.95%
Jinggangshan	3.202	3.527	-9.21%
Pingliang	7.201	8.11	-11.21%
Nanjing Jinling	2.204	2.242	-1.69%

For the year ended December 31, 2008, of the power generated by Tuas Power, 7.584 billion kWh was attributable to the Company.

In respect of the tariff, the Company´s domestic average tariff for the year ended December 31, 2008 was RMB387.34 per MWh, increase of RMB27.63 per MWh from the year ended December 31, 2007. The Company´s overseas average tariff for the year ended December 31, 2008 was RMB984.53 per MWh.

In respect of fuel supply and cost controls, the high coal market price and the upward adjustments on the key coal contracts contributed to the significant increase in fuel cost of the Company. Compared to the last year, the Company’s unit fuel cost per unit of power sold in PRC increased by 46.54% to RMB253.66 per MWh. The Company´s unit fuel cost per unit of power sold outside PRC was RMB799.27 per MWh.

Combining the foregoing factors, the operating revenue of the Company and its subsidiaries for the year ended December 31, 2008 increased 35.76% from last year. For the year ended December 31, 2008, the Company and its subsidiaries recorded a net loss of RMB3.938 billion, decreased 163.91% compared to the net profit of RMB6.161 billion for the year ended December 31, 2007. The loss was primarily due to the significant increase in fuel price.

2.        Comparative Analysis of Operating results

2.1      Operating revenue and sale tax

Operating revenue represents amounts receivable or received from power sold after taking into account the amounts received in advance. For the year ended December 31, 2008, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB67.564 billion, representing a 35.76% increase from RMB49.768 billion for the year ended December 31, 2007. The increase in operating revenue was primarily attributable to the new generating units’ commencement of operation and the acquisition. The operation of new  generating units contributed RMB7.011 billion to the increase, and SinoSing Power contributed RMB10.36 billion to the increase, of which about RMB3.586 billion were revenue from retail business.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power Plant	2007	2008	Change

Dalian	323.27	338.05	4.57%
Fuzhou	369.61	401.22	8.55%
Nantong	339.47	385.53	13.57%
Shang’an	344.47	356.52	3.50%
Shantou Coal-fired	476.26	496.60	4.27%
Dandong	330.38	340.82	3.16%
Shidongkou II	347.93	377.04	8.37%
Nanjing	342.99	375.47	9.47%
Dezhou	360.45	394.08	9.33%
Weihai	403.00	422.78	4.91%
Jining	350.80	378.41	7.87%
Shidongkou I	369.54	377.35	2.11%
Taicang	359.69	401.60	11.65%
Changxing	428.16	450.86	5.30%
Huaiyin Phase II	357.47	396.80	11.00%
Xindian	379.71	371.86	-2.07%
Yushe	288.45	305.07	5.76%
Yingkou	343.37	360.45	4.97%
Jinggangshan	366.94	379.99	3.56%
Luohuang	319.86	344.98	7.85%
Yueyang	372.19	392.58	5.48%
Qinbei	311.86	339.85	8.98%
Pingliang	223.31	238.89	6.98%
Yuhuan	415.05	444.92	7.20%
Taicang II	358.08	396.48	10.72%
Xindian II	356.01	370.99	4.21%
Nanjing Jinling	481.99	528.73	9.70%
Consolidated (Domestic)	359.71	387.34	7.68%

Sales tax mainly consists of taxes associated with value-added tax surcharges. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. These surcharges are not applicable to direct foreign investments that have been approved by the government, thus not payable by certain power plants of the Company. For the year ended December 31, 2008, the sales tax amounted to RMB106 million, representing a 23.89% decrease from the RMB140 million for the year ended December 31, 2007.

2.2      Operating expenses

For the year ended December 31, 2008, the total operating expenses of the Company and its subsidiaries was RMB68.713 billion, representing a 64.76% increase from RMB41.706 billion for the year ended December 31, 2007.

The increase was primarily attributable to the increase in fuel prices, the operation of new generating units and the acquisition. The operation of new generating units contributed RMB6.774 billion to the increase, and SinoSing Power contributed RMB9.840 billion. Excluding these two factors, the operating expenses increased by RMB10.393 billion due to the significant increase in coal prices.

2.2.1   Fuel

Fuel cost represents the majority of the operating expense for the Company and its subsidiaries. For the year ended December 31, 2008, fuel cost of the Company and its subsidiaries increased 79.24% to RMB49.81 billion from RMB27.79 billion for the year ended December 31, 2007. The increase was primarily attributable to fuel price rise, operation of new generating units and the acquisition. The operation of new generating units accounted for RMB5.447 billion of the increase, and SinoSing Power contributed RMB5.885 billion.

For the year ended December 31, 2008, the average price (excluding tax) of natural fuel coal was RMB524.53 per ton, representing a 40.34% increase from RMB373.76 for the year ended December 31, 2007. Because of the significant price rise, the Company´s unit fuel cost per unit of power sold in PRC increased 46.54% to RMB253.66 per MWh.

2.2.2    Maintenance

For the year ended December 31, 2008, the maintenance expenses of the Company and its subsidiaries amounted to RMB1.702 billion, representing a 10.97% increase from RMB1.534billion for the year ended December 31, 2007. The increase was primarily due to the operation of new generating units and acquisition, the operation of new generation units contributed a total increase of RMB208 million. SinoSing Power accounted for RMB37 million of the increase. The maintenance expenses of the existing generators have decreased when compared to previous financial year.

2.2.3    Depreciation

For the year ended December 31, 2008, depreciation expenses of the Company and its subsidiaries increased by 6.82% to RMB7.719 billion from RMB7.226 billion for the year ended December 31, 2007. The increase was primarily attributable to the Company´s expansion.

2.2.4    Labor

Labor costs consist of salaries to employees and contributions payable for employees´ housing fund, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended December 31, 2008, the labor costs of the Company and its subsidiaries amounted to RMB3.165 billion, representing a 13.59% increase from RMB2.786 billion for the year ended December 31, 2007. RMB75 million of the increase was attributable to SinoSing Power and, the remaining was mainly attributable to operation of new generating units and the higher mandatory contributions payable for social security purposes.

2.2.5    Other operating expenses (including electricity power purchase costs)

Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, and SinoSing Power´s electricity power purchase costs. For the year ended December 31, 2008, other operating expenses of the Company and its subsidiaries was RMB6.317 billion, representing an 183.47% increase from RMB2.229 billion for the year ended December 31, 2007. The increase was primarily attributable to the operation of new generating units and the acquisition, the operation of new operating units contributed RMB318 million. SinoSing Power contributed to the operating expenses of approximately RMB3.509 billion, of which RMB2.726 billion was electricity power purchase cost.

2.3      Financial expenses

Financial expenses consist of interest income, interest expense, bank charges and net exchange differences.

2.3.1    Interest expense

For the year ended December 31, 2008, the interest expense of the Company and its subsidiaries was RMB4.065 billion, representing a 90.64% increase from RMB2.132 billion for the year ended December 31, 2007. The increase was primarily attributable to the extra financing to pay increased fuel costs; expensing instead of capitalizing interest upon commercial operation of new generating units, which accounted for RMB640 million of the increase; and the financing to acquire SinoSing Power, which accounted for RMB309 million of the increase.

2.3.2    Net exchange differences and bank charges

For the year ended December 31, 2008, the exchange gains less bank charges of the Company and its subsidiaries amounted to RMB357 million, compared to RMB204 million for the year ended December 31, 2007. For the year ended December 31, 2008, the Company and its subsidiaries realized net exchange gains of RMB409 million from foreign loans of domestic operation, representing an increase of RMB177 million from RMB232 million for the year ended December 31, 2007. SinoSing Power also accounted for RMB47 million of the increase.

2.4      Share of profit of associates

For the year ended December 31, 2008, the share of profit of associates was RMB73 million, an RMB513 million decrease from RMB586 million for the year ended December 31, 2007. The decrease was primarily due to reduced profit of associates engaged in power generation caused by higher fuel price.

2.5      Enterprise Income Tax (“EIT”)

The Company´s domestic operations are subject to the newly adopted PRC tax law which took effect on January 1, 2008. SinoSing Power and Tuas Power are subject to an enterprise income tax rate of 18% in Singapore. For the year ended December 31, 2008, the Company and its subsidiaries recorded an EIT expense of RMB-240 million, a 128.60% decrease compared to an EIT expense of RMB838 million for the year ended December 31, 2007. SinoSing Power contributed an RMB95 million increase in the Company’s EIT expense. The decrease in EIT was mainly due to the significant operating loss qualified recognition for deferred tax assets for the year ended December 31, 2008.

2.6      Loss, Loss attributable to the Company’s equity holders and Minority interests

For the year ended December 31, 2008, the Company and its subsidiaries registered a net loss of RMB4.552 billion, or a decrease of RMB11.033 billion compared to net profit of RMB6.481 billion for the year ended December 31, 2007. The loss was largely attributable to increased fuel prices. For the year ended December 31, 2008, the loss attributable to equity holders of the Company was RMB3.938 billion, represented a decrease of RMB10.099 billion compared to profit of RMB6.161 billion for the year ended December 31, 2007. The loss attributable to equity holders of the Company from overseas operations was RMB1.0 million. Combining the foregoing factors, the minority interests decreased to RMB-614 million for the year ended December 31, 2008 from RMB320 million for the year ended December 31, 2007.

2.7      Comparison of financial positions

The assets and liabilities of the Company and its subsidiaries experienced significant change in the year ended December 31, 2008, due to acquisition of SinoSing Power and continued investment in construction projects.

2.7.1    Comparison of asset items

As at December 31, 2008, total assets of the Company and its subsidiaries were RMB165.918 billion, representing a 33.49% increase from RMB124.296 billion as at December 31, 2007. Non-current assets increased by 37.97% to RMB145.900 billion, primarily due to the acquisition of SinoSing Power. Current assets increased 7.91%, to RMB20.018 billion. Current assets increased by 1.467 billion of which inventory cost increased by

RMB2.851 billion due to increase in fuel prices, higher quantities of inventory and the larger operating scale of the Company, whereas cash and cash equivalents decreased by RMB1.746 billion.

As at December 31, 2008, total assets of the Company and its subsidiaries outside PRC were RMB23.859 billion, comprising non-current assets of RMB20.789 billion and current assets of RMB3.07 billion.

2.7.2   Comparison of liabilities items

As at December 31, 2008, total liabilities of the Company and its subsidiaries were RMB123.358 billion, representing a 70.82% increase from RMB72.216 billion as at December 31, 2007, primarily attributable to the acquisition of Tuas Power and increased borrowings for construction projects. Non-current liabilities of the Company and its subsidiaries mainly consisted of bank loans, bonds and shareholder´s loans under the terms similar to those of bank loans. The increase of current liabilities was largely attributable to increased short-term loans.

As at December 31, 2008, interest-bearing debts of the Company and its subsidiaries totaled RMB109.261 billion. The interest-bearing debts consisted of long-term loans (including those maturing within a year), long-term bonds, short-term borrowings, short-term bonds and notes payable. The interest-bearing debts denominated in foreign currencies were RMB11.797 billion.

As at December 31, 2008, liabilities of the Company and its subsidiaries outside PRC totaled RMB17.771 billion, comprising non-current liabilities of RMB5.183 billion and current liabilities of RMB12.588 billion.

2.7.3   Comparison of equity items

Excluding the impact of profit and dividends, the Company´s equity items decreased in the year ended December 31, 2008, primarily attributable to pre-tax reduction of RMB2.085 billion for decreased fair value of the listed shares the company held.

2.7.4   Major financial position ratios

	2008	2007

Current ratio	0.38	0.59
Quick ratio	0.28	0.52
Ratio of liability and shareholders´ equity	3.35	1.54
Multiples of interest earned	-0.14	3.41

Formula of the financial ratios:

Current ratio = balance of current assets as at the year end / balance of current liabilities as at the year end

Quick ratio = (balance of current assets as at the year end - net inventories as at the year end) / balance of current liabilities as at the year end

Ratio of liabilities and shareholders´ equity = balance of liabilities as at the year end / balance of shareholders´ equity (excluding minority interests) as at the year end

Multiples of interest earned = (profit before tax + interest expense) / interest expenditure (inclusive of capitalized interest)

The current ratio and quick ratio remained at relatively low level for the years ended December 31, 2008 and 2007, and decreased at the year end of 2008 from the year end of 2007. The increase in the ratio of liabilities and shareholders´ equity at the year end of 2008 from the year end of 2007 was primarily due to the acquisition of Tuas Power and the increased borrowings for construction projects. The multiples of interest earned decreased, primarily attributable to the operating loss for the year ended December 31, 2008 caused by increases in fuel prices.

B.       Liquidity and cash resources

1.        Liquidity

	For the year ended December 31,
	2008	2007	Change
	RMB billion	RMB billion	%

Net cash provided by operating activities	5.186	12.078	-57.07%
Net cash used in investing activities	-47.957	-16.257	194.99%
Net cash provided by financing activities	41.255	8.288	397.78%
Net (decrease)/increase in cash and cash equivalents	-1.516	4.109	-136.89%
Cash and cash equivalents as at the beginning of the year	7.312	3.207	128.00%
Impact of currency exchange rate	-0.229	-0.004	5245.77%
Cash and cash equivalents as at the end of the year	5.567	7.312	-23.87%

For the year ended December 31, 2008, net cash provided by operating activities of the Company and its subsidiaries was RMB5.186 billion, of which RMB1.199 billion was provided by operating activities outside PRC. The cash used in investing activities was mainly for acquisition of Tuas Power and increased capital expenditure for construction projects. This also led to the increase of borrowings. The Company expects to continue its focus on construction projects in 2009.

As at December 31, 2008, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar, US dollar, and Japanese Yen were RMB4.390 billion, RMB1.165 billion, RMB6 million and RMB6 million, respectively.

As at December 31, 2008, net current liabilities of the Company and its subsidiaries were approximately RMB32.5 billion. Based on the Company´s proven financing record, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company has also capitalized on its good credit record to make short-term borrowings at relatively lower interest rates, thus reducing its interest expenses.

2.        Capital expenditure and cash resources

2.1     Capital expenditures on acquisitions

SinoSing Power was incorporated in Singapore by Huaneng Group as a wholly owned subsidiary on March 10, 2008. On March 24, 2008, SinoSing Power acquired 100% equity interests in Tuas Power from Temasek Holdings (Private) Limited (“Temasek”). On April 29, 2008, the Company entered into a transfer agreement with Huaneng Group, pursuant to which the Company agreed to acquire from Huaneng Group the 100% equity interest in SinoSing Power. The consideration to be paid by the Company comprised (i) approximately US$985 million for capital investment in SinoSing Power by Huaneng Group; and (ii) an aggregate amount of approximately RMB176 million for all related expenses (including loan interest) directly incurred by Huaneng Group in relation to its acquisition of the 100% equity interest in Tuas Power. The consideration totaled RMB7.08 billion.

2.2      Capital expenditure on construction and renovation projects

The capital expenditures for the year ended December 31, 2008 were approximately RMB27.986 billion, mainly used in construction and renovation projects, including RMB1.406 billion for Yuhuan project, RMB52 million for Luohuang expansion project, RMB40 million for Xindian expansion project, RMB61 million for Shanghai CCGT project, RMB134 million for Huaiyin expansion project, RMB975 million for Yueyang expansion project, RMB1.242 billion for Yingkou expansion project, RMB779 million for Qinbei expansion project, RMB1.127 billion for Shang’an expansion project, RMB1.682 billion for Rizhao expansion project, RMB3.806 billion for Haimen project, RMB1.177 billion for Jinggangshan expansion project, and RMB2.725 billion for Nanjing Jinling expansion project. The expenditures on construction projects outside PRC, other construction projects and renovation were RMB281 million, RMB8.294 billion and RMB4.205 billion, respectively.

The above capital expenditures are sourced mainly from internal capital, debt financing and cash flows provided by operating activities.

The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal funding, bank loans and cash flows provided by operating activities. The cash requirements, usage plans and cash resources of the Company for next two years are as following:

(unit: RMB billion)

	Capital expenditure arrangement		Contractual arrangement		Financing methods	Cash resources arrangements	financing costs and note on use
	2009	2010	2009	2010

Thermal power projects	21.586	23.0	21.586	23.0	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Hydropower projects	0.5	0.3	0.5	0.3	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Wind power projects	3.56	6.5	3.56	6.5	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Port projects	0.6	1.5	0.6	1.5	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Coal mining projects	1.164	5.8	1.164	5.8	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Reservoir projects	0.83	0.6	0.83	0.6	Debt financing	Internal cash resources & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Technical renovation projects	4.927	—	4.927	—	—	Internal cash resource	—

2.3      Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition costs primarily from internal capital, cash flow from operating activities and debt and equity financing.

Good operating results and sound credit status provide the Company with strong financing capabilities. As at December 31, 2008, the Company and its subsidiaries had aggregate undrawn banking facilities of RMB28.1 billion.

As resolved at the 2007 annual general meeting of shareholders on May 13, 2008, the Company was mandated to issue within the PRC short-term bonds of principal amount up to RMB10 billion in one or multiple tranches within 12 months from the date of the meeting. The Company has completed the issue of short-term bonds in two installments on July 25, 2008 and February 24, 2009, each at principal amount of RMB 5 billion bearing annual interest rate of 4.83% and 1.88%, respectively. Both of the bonds were denominated in RMB, issued at par value, and would mature in 365 days. The effective interest rates for the two bonds were 5.25% and 2.29% per annum, respectively.

Unsecured short-term bonds amounting to RMB5 billion that the Company and its subsidiaries issued in 2007 were due for repayment in August 2008. Effective interest rate on these bonds is 4.26% per annum.

As at December 31, 2008, short-term borrowings of the Company and its subsidiaries totaled RMB28.745 billion (2007: RMB11.670 billion). Borrowings from banks were charged at interest rates ranging from 1.42% to 7.47% per annum (2007: 4.35% to 6.72%). Short-term bonds payable by the Company and its subsidiaries totaled RMB5.096 billion.

As at December 31, 2008, SinoSing Power´s short-term borrowings totaled approximately RMB10.678 billion, all being floating-rate bank borrowings denominated in Singapore dollar. SinoSing Power´s aggregate outstanding balance was approximately 2.246 billion Singapore dollars, with interest rates ranging from 1.42% to 2.25% per annum.

As at December 31, 2008, long-term bank loans of the Company and its subsidiaries totaled approximately RMB62.509 billion (2007: approximately RMB34.732 billion), consisting of bank borrowings denominated in Renminbi of approximately RMB50.113 billion (2007: approximately RMB30.684 billion), in US dollars of approximately US$1.634 billion (2007: approximately US$465 million), and in Euro of approximately Euro 56 million (2007: approximately Euro 61 million). Included in the above US dollar denominated borrowings were approximately US$1.312 billion (2006: US$47 million) floating-rate borrowings. For the year ended December 31, 2008, long-term bank borrowings of the Company and its subsidiaries bore interest rates from 2% to 7.74% (2007: 2% to 7.05%) per annum.

As at December 31, 2008, long-term shareholder´s borrowings of the Company and its subsidiaries totaled RMB2.80 billion (2007: RMB2.80 billion). For the year ended December 31, 2008, these borrowings bore interest rates from 4.32% to 5.67% (2007: 4.32% to 5.67%) per annum.

As at December 31, 2008, other long-term borrowings of the Company and its subsidiaries were approximately RMB264 million (2007: approximately RMB126 million). These borrowings included borrowings denominated in Renminbi of RMB130 million (2007: nil), in US dollar of approximately US$7 million (2007: approximately US$10 million), in Japanese Yen of approximately JPY595 million (2007: approximately JPY833 million), and in Singapore dollar of approximately 8 million dollars. The US dollar, Japanese Yen and Singapore dollar borrowings were all calculated at floating interest rates. For the year ended December 31, 2008, other long-term borrowings of the Company and its subsidiaries bore interest rates from 1.31% to 5.87% (2007: 5.80% to 5.87%) per annum.

As at December 31, 2008, SinoSing Power´s long-term bank borrowings totaled approximately RMB4.045 billion, including borrowings denominated in US dollar of approximately US$490 million and in Singapore dollar of approximately 146 million dollars. For the year ended December 31, 2008, SinoSing Power´s long-term borrowings bore interest rates from 2.41% to 3.81% per annum.

As at December 31, 2008, SinoSing Power´s other long-term borrowings totaled approximately RMB40 million, all being floating-rate bank loans denominated in Singapore dollar. SinoSing Power´s other long-term borrowings outstanding balance was approximately 8 million Singapore dollars. For the year ended December 31, 2008, SinoSing Power´s other long-term borrowings had an interest rate of 4.25% per annum.

The Company and its subsidiaries will closely monitor any change in the exchange rate and interest rate markets and cautiously assess the currency rate and interest rate risks.

Combining the current development of the power generation industry and the growth of the Company, the Company will make continuous efforts to not only meet cash requirements of daily operations, constructions and acquisitions, but also establish an optimal capital structure to minimize the cost of capital and financial risks through effective financial management activities, thus returns to the shareholders.

2.4      Other financing requirements

The objective of the Company is to bring long-term, steadily growing returns to shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval of the shareholders´ meeting), the Company expects to pay a cash dividend of approximately RMB1.2055 billion relating to the year 2008.

2.5      Maturity profile of loans

Item	(Unit: RMB billions)
	2009	2010	2011	2012	2013

Principal proposed to be repaid	40.3	15.0	9.7	6.3	8.9
Interest proposed to be repaid	5.7	3.7	3.1	2.6	2.0
Total	46	18.7	12.8	8.9	10.9

Note:

(1)	This table is prepared according to the amounts in the contracts which have been entered into;

(2)	The amount of the principal to be repaid in 2009 is relatively large because this includes expected repayment of short-term loans and short-term bonds.

C.           Trend information

Development trend and competitive landscape of power market

According to the National Power Industry Statistics Express for 2008 issued by China Electricity Council, as at December 31, 2008, nationwide installed capacity reached 793,000 MW, representing a 10.30% year-on-year increase. For the year ended December 31, 2008, power generating capacity throughout PRC reached 3.4334 trillion kWh, representing a 5.2% year-on-year increase. Coal-fired power accounted for 2.7793 trillion kWh, or approximately 80.95% of the total capacity, representing a 2.2% increase from the year ended December 31, 2007. A large number of power generating projects were completed and put into operation during 2008, further easing the power shortage and contributing to a generally balanced power market in China. Consequently the utilization hours of generating equipment dropped continuously and considerably. For the year ended December 31, 2008, nationwide average accumulated utilization hours of power plants with 6,000 KW and above capacities were 4,677 hours, representing a decrease of 337 hours from the year ended December 31, 2007. Utilization hours of coal-fired power generating equipment were 4,911 hours, representing a decrease of 427 hours from the same period last year.

As at December 31, 2008, the Company wholly owned 17 operating power plants and had controlling interests in 13 operating power companies and minority interests in five operating power companies in PRC. These power plants and companies are widely located in 12 provinces and two municipalities directly under the central government, including Liaoning, Hebei, Henan, Gansu, Shandong, Shanxi, Jiangsu, Zhejiang, Jiangxi, Hunan, Fujian, Guangdong, Shanghai and Chongqing. In addition, the Company wholly owned a power operating company in Singapore.

1.	Significant development trend of power market

In 2009, the PRC government expects to further reform power market, promote actively and steadily the practice of direct power purchase by large power users, continue reinforcing market supervision and regulating market activities. The government also expects to continue promoting energy-saving power generation and dispatch practice on pilot basis. China´s State Electricity Regulatory Commission is actively studying the effective integration of energy-saving power generating and dispatching practices with power market development. The related practices are under research and formulation, and pilot programs in this regard are under way in certain provinces. The government´s commitment to saving energy and reducing emission will have significant impact on the development of China´s power market. In addition, the tariff reform has been included as a reform target in 2009, which includes promoting the price reform of resource products, continuing tariff reform and improving gradually the on-grid tariff, transmission tariff and distribution tariff mechanism, so as to rationalize the relationship between coal price and tariff.

2.	The trend of fuel supply

Coal supply shortage is expected to ease in 2009. However, due to pricing differences, coal suppliers and power producers have not entered key supply contracts for the year ended December 31, 2009, which makes the amount and price of coal supply likely to be unstable and uncertain.

3.	The financial and foreign exchange market

The Company has strong capacity, good reputation and sound financing channels both domestically and internationally.

Domestic market. The People´s Republic of China has reduced RMB benchmark lending interest rates for five consecutive times from September to the end of 2008 to counteract the impact of international financial crisis on China´s economy. Chinese government is expected to implement appropriately liberated monetary policies during 2009, thus creating a favorable environment for the Company to control financing costs. The Company expects no material adverse impact on its operating results from foreign exchange movement in foreseeable future on the Company, because the Company’s foreign liabilities are mostly denominated in US dollar and lesser in Euro and the conversion rate between Renminbi and US dollar is expected to stay stable.

International market. As the results of the global financial crisis, an economic cycle characterized by sustained interest rate reduction emerged in 2008 as major economies had all reduced its interest rates substantially as part of its efforts to prevent economic recession. The Company may be exposed to certain interest rate risks in obtaining refinancing for overseas operations in a market marked by scarce liquidity. As affected by the ongoing financial crisis, Singapore dollar has depreciated substantially against US dollar since the second half of 2008 and is expected to continue downward during 2009. This would make it difficult for the Company to control its exposure to exchange risks from operations outside PRC.

D.       Performance of significant investments and their prospects

The Company acquired 25% equity interest in Shenzhen Energy Group Co., Ltd. (“Shenzhen Energy Group”) for RMB2.39 billion on April 22, 2003, and acquired 200 million shares from Shenzhen Energy, a subsidiary of Shenzhen Energy Group, in December 2007. These investments brought a profit of RMB245 million for the Company for the year ended December 31, 2008 under IFRS. After Shenzhen Energy acquired most of its assets by way of designated share placement, Shenzhen Energy Group will be liquidated. Upon Shenzhen Energy Group’s liquidation, the Company will hold directly 25.01% equity interest in Shenzhen Energy. This investment is expected to provide steady returns to the Company.

The Company held directly 60% equity interest in Sichuan Hydropower as at December 31, 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company´s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a loss of RMB19 million for the year ended December 31, 2008 under IFRS, largely due to the loss incurred by Taipingyi Power Plant, a subsidiary of Sichuan Hydropower, in the earthquake in Wenchuan. This investment is expected to provide steady returns to the Company.

E.        Employee benefits

As at December 31, 2008, the Company and its subsidiaries had 28,130 employees, of which 252 were located outside PRC. The Company and its subsidiaries provided employees with competitive remuneration and linked such remuneration to operating results as incentives to motivate the employees. Currently, the Company and its subsidiaries do not have any non-cash remuneration packages.

Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with consideration of specific characteristics of individual employees, the Company and its subsidiaries tailored various training programs for their employees on management skills, technical skills and marketing skills. These programs enhanced both the knowledge and operational skills of the employees.

F.        Guarantee on loans and restricted assets

As at December 31, 2008, the Company provided guarantee for long-term bank borrowings of SinoSing Power, a wholly owned subsidiary, amounted to RMB4.045 billion, and for the long-term bank borrowings of Rizhao Power Company, an associate of the Company, amounted to RMB44 million.

As at December 31, 2008, the Company and its subsidiaries have pledged for the following borrowings:

•
A bridge loan provided to SinoSing Power in the first half of 2008, pledged against the SinoSing Power´s equity ownership in Tuas Power. As at December 31, 2008, the balance of the loan was approximately RMB10.678 billion, and the pledged equity interest was valued at approximately RMB19.999 billion.

•
A short-term loan borrowed at the second half of 2008, pledged against the trade receivables from Liaoning Provincial Power Company. As at December 31, 2008, the balance of the loan was RMB500 million, and the pledged trade receivables were valued at approximately RMB505 million.

As at December 31, 2008, secured short-term loans of RMB885 million represented the discounted notes receivable with recourse.

As at December 31, 2008, restricted bank deposits amounted to RMB199 million, which were mainly deposits for letters of credits.

The Company had no contingent liabilities as at December 31, 2008.

G.       Accounting standards with significant impact on the financial statements of the Company

No changes in accounting policies happened during the year ended December 31, 2008 that will have a material impact on the financial statements of the Company.

H.       Goodwill impairment

The Company and its subsidiaries conduct goodwill impairment test at the end of each fiscal year. As at December 31, 2008, the goodwill of the Company and its subsidiaries was impaired for RMB130 million, which were presented the goodwill relating to Huaiyin Power Company recorded at the consolidated financial statements. The management expects to shut down generators of Huaiyin Power Company in the future, full impairment of related goodwill was provided based on the result of impairment test.

As at December 31, 2008, the goodwill of the Company and its subsidiaries totaled RMB11.108 billion. China´s overall economic projection, expected tariff rates and fuel prices will affect the results of goodwill impairment test. As at 31 December 2008, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB85 million and RMB1,024 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB41 million and RMB229 million, respectively.

I.         Risk factors

The development of power industry is affected by the change of macro economic policies because of the direct correlation between economic growth and power demand.

Power demand in PRC is expected to rise steadily as these macro economic policies materialize during 2009. Certain policies on power industry are to be implemented in 2009, thus bringing both growth opportunities and intensified competition to power producers in China.

The Company will keep close watch on China´s economy and related government policies, promptly analyze its impact on power demand, make best efforts to minimize the risks to which the Company is exposed, and seize opportunities to accelerate growth.

1.        Risks relating to power market

Chinese economy expects to experience serious challenges amid a worsening economic environment globally. In response to these challenges, the PRC government has initiated a wide range of sector-specific stimulus plans as well as policies to ensure growth, expand domestic demand and improve economic structure. These plans and policies expect to be steadily implemented and accordingly add new impetus for the growth of China´s economy. In 2009, the Company expects to certain risks including intensified competition and reduced utilization hour of generating units in power market.

In response to new market circumstance, the Company will strive to increase equipment reliability; enhance marketing efforts; strengthen research and application of government policies on energy saving and emission reduction as well as related generation and dispatch practices, and on direct power purchase by large power users. It will also pursue market expansion, and take full advantages of its generating units on efficiency, energy saving and environment protection to increase utilization hours. The Company will also set up rolling planning adjustment mechanism to design appropriately and develop, construct and complete rapidly construction projects in those areas favorable for power market in line with government guidelines, increase overall competitive strengths, maintain the ability for sustained development, and enhance the Company´s capabilities in risk management and continuous growth.

2.        Risks relating to coal supply market

Coal supply market is subject to significant uncertainty and instability because key coal supply contracts have not been signed yet, thus creating new challenges to coal supply and pricing in 2009.

Under such circumstance, the Company will refine price control objectives, streamline purchase structure, expand coverage of direct power distribution and add more power plants as direct power suppliers. The Company will also exploit its advantages in two markets and two resources to pursue coal resources outside PRC, make joint efforts with coal suppliers to develop coal-exploration and extraction projects, and explore new avenues to acquire coal resources. Meanwhile, the Company will strive to control fuel costs by enhanced inspection of coal supplies and the variety of heat value.

3.        Risks relating to energy saving and environment protection requirements

The PRC government expects to issue amended requirements on energy saving and environment protection, and also to impose higher charges on waste and pollutants emissions. These requirements and charge rises will increase the Company´s production costs and capital expenditure.

To strictly comply with the government´s policies and regulations on energy saving and environment protection, the Company will apply advanced technologies; develop advanced, highly capable and effective coal-fired generating units; improve renovating existing generating units; and phase out outdated capabilities; so as to effectively reduce pollutant emission and control costs on energy saving and environment protection.

4.        Financial risks

The power sector in which the Company operates is capital intensive and boasts high value assets and liabilities. The Company is exposed to interest rate and exchange rate risks arising from Chinese government´s adjustment of monetary policies, changes in China´s financial market and fluctuation in international financial market.

(1)      Interest risk

RMB-denominated debts accounting for the major proportion of the the Company´s debts for domestic operations. The benchmark lending interest rate published by the People´s Bank of China (“PBOC”) will directly affect on the  Company´s borrowing costs. The RMB interest rates are in a downward trend and expect to not have adverse impact on the Company´s debt costs in foreseeable future. Foreign currency denominated debts are denominated mostly in US dollar. Substantially all US dollar denominated debts are floating interest rate. US dollar interest rates are at a lower level at present and are not expected to change significantly, thus unlikely to have adverse impact on the Company´s debt costs in the foreseeable future.

The Company´s debts for overseas operations consisted of US dollar and Singapore dollar denominated borrowings and most of which were floating interest rates. US dollar and Singapore dollar interest rates are at a lower level and this trend is not expected to change significantly, thus unlikely to have adverse impact on debt costs in the foreseeable future.

(2)      Exchange rate risk

For domestic operations, in 2009, the global financial crisis is on going, a potion of the borrowings of the Company denominated in US dollar and Euro are yet to mature. Fluctuations in foreign exchange rates will cause exchange gain or loss. The Company expects no significant impact from the change of exchange rates recently, because the proportion of foreign borrowings in total borrowings is not high.

For oversea operations, there is exchange fluctuation between Singapore dollar and US dollar. Tuas Power has entered forward exchange contracts to hedge against its exposure to potential exchange risks. For the year ended December 31, 2008, the above hedges had increased the Company and its subsidiaries´ equity before tax of approximately RMB147 million and net profit of approximately RMB160 million.

The Company will mitigate interest rate risk by reinforced capital management, effectively utilized capital and expanded funding channels. The Company will keep monitoring the fluctuation of foreign exchange market closely. The Company is confident that it will be able to manage interest rate risk and foreign exchange risk by further improving its procedures on identifying, analyzing, reporting and controlling financial risks and reacting to the market changes proactively.

J.        Business plan

In 2009, the primary objective of the Company is to turn a loss into a gain, the Company will:

Continue to pursue power market expansion, strengthen market analysis and forecast, strive to increase utilization hours and to generate approximately 190.0 billion kWh and reach average utilization hours of 4,900 hours for its coal-fired generating units; strengthen the uniform management of fuel purchases and transportation, stabilized the principal channels of coal supply; pursue global coal market expansion and reduce fuel costs; continue its focus on energy saving and environment protection, reducing consumptions of individual generating unit, striving for the commercial operation of new generation units of 3,712 MW for laying a solid foundation for long term development, ensuring good results of major economic indicators; improve management of construction, reinforce the preliminary work for new projects; comply with the government´s energy policies and requirements for renewable energy. The Company will undertake wind power investments, development construction other than coal-fired power generation capacity.

To meet 2009 operating target, the Company will be committed to the principles of “people first, safe development” and safe production guidelines of “safety first, precaution crucial and integrated management” and to enhance the reliability of the generating units; reinforce marketing strategies and make active marketing efforts to explore all markets available, so as to improve generating units´ utilization hours; the Company will continuously analyze the change of fuel market to strengthen coal supply planning, distribution and emergency response management, to adjust coal inventory constantly and to optimize the coal supply structure and control its fuel costs; the Company will further exploit potentials on budget management to control related cost and expenses; implement measures to save energy and renovate existing generating units with new technologies to increase efficiency and reduce consumptions; the Company will strengthen the management of projects in progress to accelerate constructions and ensure timely completion of projects in progress to increase profitability; the Company will reinforce the preliminary work for new projects and devote more resources to developing projects in the areas with strong power demand and rich coal resources with the management development strategy, the Company will investments and development of wind power and other clean energy projects, with the view to increase the proportion of renewable and new energies in its power generating capacity, improve generating structure to ensure the sustainable development.

Through continued efforts to save energy, reduce emission, improve structure and increase efficiency, the Company strives to achieve the following objectives by 2010: installed capacity over 60,000 MW; controllable coal supply capacity of 50 million tons per year; port coal storage, transportation and transmit capacity of over 40 million tons per year; and ocean coal transportation capacity of over 30 million tons per year.

SHARE CAPITAL STRUCTURE

As at 31 December, 2008, the entire issued share capital of the Company amounted to 12,055,383,440 shares, of which 9,000,000,000 shares were domestic shares, representing 74.66% of the total issued share capital, and 3,055,383,440 shares were foreign shares, representing 25.34% of the total issued share capital of the Company. In respect of the foreign shares, China Huaneng Group (“Huaneng Group”) through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited, held 12,000,000 shares, representing 0.1% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owns a total of 5,066,662,118 shares, representing 42.03% of the total issued share capital of the Company while Huaneng Group held 1,055,124,549 shares, representing 8.75% of the total issued share capital of the Company. Other domestic shareholders hold a total of 2,878,213,333 shares, representing 23.88% of the total issued share capital.

DIVIDENDS

In accordance with the requirements of relevant laws and regulations and the articles of association of the Company, the Company adheres to the profit distribution policy whereby the distributable profits shall be the lower of distributable profits in the financial statements prepared under the PRC Enterprise Accounting Standards and the International Financial Reporting Standards.

After auditing by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers, for the accounting year ended 31 December 2008, the Company´s loss after taxation attributable to the shareholders of the Company was RMB3,701,229,826 and RMB3,937,687,568 respectively according to PRC accounting standards and International Financial Reporting Standards. During 2008, the Company did not allocate any statutory surplus common reserve fund and discretionary surplus common reserve fund.

Taking into consideration the accumulated balance of distributable profit of the Company, and in order to reward the shareholders, the dividend distribution plan of the Company for 2008 is: Using the total share capital of the Company as the base number and from the Company´s accumulative undistributed profits, the Company will distribute cash dividend of RMB1 (inclusive of tax) to all the shareholders for every 10 shares and it is anticipated that the cash dividend paid will amount to RMB1,205,538,344.

In accordance with the Enterprise Income Tax Law of the PRC and its implementation regulations which came into effect on 1 January 2008, the Company is required to withhold enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H share of the Company when distributing dividends to them. Any H shares of the Company registered other than in the name(s) of individual(s), including HKSCC Nominees Limited, other nominees, trustees, or other organizations or groups, shall be deemed to be shares held by non-resident enterprise shareholder(s). On the basis, enterprise income tax shall be withheld from dividends payabe to such shareholder(s).

As the Company has not yet confirmed the date for convening the 2008 annual general meeting, the record date, nor the period for closure of register to determine shareholder’s qualification of receiving the proposed dividend, the Company will announce such details in the notice of annual general meeting to be published upon the confirmation thereof. The Company shall comply with the relevant rules and regulations to withhold and pay enterprise income tax on behalf of the relevant shareholders based on the register of members for H share of the Company as of the record date.

During the reporting period, there was no change in the Company’s accounting policies, accounting estimates, nor was there any rectification of major accounting errors.

Staff Retirement Scheme

The Company and its subsidiaries have implemented specified retirement contribution schemes as prescribed by the places where the Company and its subsidiaries have operations.

Pursuant to the specified retirement contribution schemes, the Company and its subsidiaries have paid contributions according to the terms and obligations set out in the publicly administered retirement insurance plans. The Company has no other obligations to pay further contributions. The contributions payable from time to time will be regarded as expenses in the period and accounted for as labor cost.

PRE-EMPTIVE RIGHTS

According to the articles of association of the Company and the laws of the PRC, there are no provisions for pre-emptive rights requiring the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

MAJOR SUPPLIERS AND CUSTOMERS

The five major suppliers of the Company and its subsidiaries for year 2008 were China Shenhua Energy Company Limited, China Coal Energy Company Limited, Inner Mongolia Yitai Group Limited Company Shanxi Province Coal Transportation and Sales (Group) Company Limited and Shanxi Guoyang New Energy Joint Stock Company, respectively. The total purchase from them amounted to approximately RMB9.08 billion, representing approximately 17.6% of the total coal purchase of the year.

As a power producer, the Company sells the electricity generated by its power plants through local operating power grid companies. The five major customers of the Company and its subsidiaries for the year 2008 were Jiangsu Electric Power Company, Zhejiang Electric Power Corporation, Liaoning Electric Power Corporation, Singapore Energy Market Company Pte Ltd. and Shandong Electric Power Corporation. The five customers accounted for approximately 57% of the total operating revenue while the largest customer (Jiangsu Electric Power Company) accounted for approximately 14% of the operating revenue.

None of the directors, supervisors or their respective associates (as defined in the Hong Kong Listing Rules) had any interests in the five major suppliers or customers of the Company mentioned above in 2008.

Competition with Controlling Shareholders

The ultimate controlling shareholder of the Company, Huaneng Group, is also engage in the power industry in China. HIPDC, the direct controlling shareholder of the Company, is also engaged in the power industry in China. The Company, HIPDC (direct controlling shareholder) and Huaneng Group (ultimate controlling shareholder) have power plants located in certain same regions. Huaneng Group and HIPDC have already entrusted the Company to manage certain of their coal-fired power plants.

Currently, the Company has 14 directors and only 4 of them have positions in Huaneng Group and/or HIPDC. According to the articles of association of the Company, in case a conflict of interest arises, the relevant directors shall abstain from voting in the relevant resolutions. Therefore, the operation of the Company is independent from Huaneng Group and HIPDC and the operation of the Company is conducted for its own benefit.

Purchase, Sale or Redemption of Shares of the Company (and/or its subsidiaries)

The Company and its subsidiaries did not sell any other types of securities and did not purchase or redeem its own shares or other securities in 2008.

Directors of the Company

The Directors of the Company in 2008 were:

Cao Peixi	Chairman	Appointed on 27 August 2008
Huang Long	Vice Chairman	Appointed on 13 May 2008
Wu Dawei	Director	Appointed on 13 May 2008
Huang Jian	Director	Appointed on 27 August 2008
Liu Guoyue	Director	Appointed on 13 May 2008
Fan Xiaxia	Director	Appointed on 13 May 2008
Shan Qunying	Director	Appointed on 13 May 2008
Xu Zujian	Director	Appointed on 13 May 2008
Huang Mingyuan	Director	Appointed on 13 May 2008
Liu Shuyuan	Director	Appointed on 13 May 2008
Liu Jipeng	Independent Director	Appointed on 13 May 2008
Yu Ning	Independent Director	Appointed on 13 May 2008
Shao Shiwei	Independent Director	Appointed on 13 May 2008
Zheng Jianchao	Independent Director	Appointed on 13 May 2008
Wu Liansheng	Independent Director	Appointed on13 May 2008

Code for Securities Transactions by Directors and Supervisors

On 28 June 2007, the Company’s Board of Directors approved the Management Guidelines Regarding the Holding of the Company’s Shares by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The standard of such guidelines is not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules. Enquiry has been made with all Directors and Supervisors and all of them confirmed that they have complied with the code throughout 2008.

The Company has amended The Share Management Rules for the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. on 31 March 2009 in accordance with the new requirements of the Hong Kong Stock Exchange.

DIRECTORS’, Chief Executives’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

For the year ended 31 December 2008, none of the Directors or Chief Executives or Supervisors or their respective associates had any interests in the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which are (a) required to be notified to the Company and The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

For the year ended 31 December 2008, none of the Directors or Chief Executives, Supervisors, senior management or their spouses or children under the age of 18 was given the right to acquire shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of the SFO).

Independent directors’ confirmations of independence

The Company has received independent confirmations from each of the independent directors, namely Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Yusheng, and considers them to be independent.

public float

As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

Top ten shareholders of the company

The following table summarises the shareholdings of the top ten shareholders of the Company as at 31 December 2008:

	No. of Shares held as at the year end	Percentage of Shareholding
		(%)

Huaneng International Power Development Corporation	5,066,662,118	42.03
China Huaneng Group*	1,055,124,549	8.92
Hebei Provincial Construction Investment Company	603,000,000	5.00
Jiangsu Provincial International Trust & Investment Corporation	416,500,000	3.45
Fujian Investment Enterprise Holdings Company	374,466,667	3.11
Liaoning Energy Investment (Group) Limited Liability Company	332,913,333	2.76
Dalian Municipal Construction Investment Company	301,500,000	2.50
Horizon Asset Management Inc.	261,449,840	2.17
Nantong Investment Management Limited Company	90,500,000	0.75
Minxin Group Limited	72,000,000	0.60

*
In July 2008, China Huaneng Group purchased an additional 20,000,000 H share of Huaneng Power International, Inc. through its wholly-owned subsidiary China Hua Neng Group Hong Kong Company Limited and accordingly its shareholding ratio increased from 8.75% to 8.92%.

DIRECTORS’, AND SUPERVISORS’ INTEREST IN CONTRACTS AND SERVICE CONTRACTS

Save for the service contracts mentioned below, as at the end of 2008, the directors and supervisors of the Company did not have any material interests in any contracts entered into by the Company.

No director or supervisor has entered into any service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Each and every Director and Supervisor of the Company had entered into a service contract with the Company for a term of three years commencing from the signing of the contract.

REMUNERATION POLICY

In accordance with the overall development strategy of the Company, the Company has formulated “Provisional Regulations on Remuneration Management” and “Provisional Guidelines on Salary Management for Branches and Subordinate Units”. Employees’ salaries are calculated with reference to the complexity of their jobs, the responsibilities they have to carry and their job performance. The remuneration of Directors, Supervisors and senior management mainly consists of the following:

(1)      Basic salaries

The basic salary is set by an evaluation of the job position and a factor analysis, and with reference to the salary level of the relevant position in the labor market. It accounts for about 20% of the total remuneration.

(2)      Performance salaries

Performance salaries are based on the job performance of Directors, Supervisors and senior management. It accounts for about 60% of the total remuneration.

(3)      Pension

For those Directors, Supervisors and senior management receiving remuneration from the Company, the Company provides basic and supplemental retirement insurance. Such pension accounted for about 20% of the total remuneration.

According to the resolution at the shareholders’ meeting, the Company pays each Independent Director a subsidy amounted to RMB60,000 (after tax) each year. The Company also reimburses to the Independent Directors for the expenses they incur in attending board meetings and shareholders’ meetings and other reasonable expenses they incur while fulfilling their obligations under the Company Ordinance and the Company’s Memorandum and Articles of Association (including travelling expenses and administrative expenses). Besides these, the Company does not give the Independent Directors any other benefit.

STAFF HOUSING

The Company made allocation to the housing fund for its employees in accordance with the relevant PRC regulations.

Disposal of staff quarters

According to the relevant regulations of the State, the Company has not provided welfare quarters to its staff for the year ended 31 December 2008.

Staff Medical Insurance Scheme

According to the requirements as prescribed by the relevant local governments, the Company and its subsidiaries have joined a medical insurance scheme for its staff, and have taken measures for its implementation according to planning.

GENERAL MEETINGS

During the year, the Company convened one annual general meeting and four extraordinary general meetings.

1.	The Company´s annual general meeting was held on 13 May 2008. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 14 May 2008.

2.
The Company´s first extraordinary general meeting of 2008 was held on 4 March 2008. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 5 March 2008.

3.
The Company´s second extraordinary general meeting of 2008 was held on 24 June 2008. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 25 June 2008.

4.
The Company´s third extraordinary general meeting of 2008 was held on 27 August 2008. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 28 August 2008.

5.
The Company´s fourth extraordinary general meeting of 2008 was held on 23 December 2008. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 25 December 2008.

MAJOR EVENTS

1.
On 29 April 2008, the Company entered into the Transfer Agreement with Huaneng Group, pursuant to which the Company agreed to acquire from Huaneng Group 100% interest in SinoSing Power Pte. Ltd.. SinoSing Power Pte. Ltd. was incorporated in Singapore by Huaneng Group as its wholly-owned subsidiary for purposes of acquiring 100% interest in Tuas Power Ltd. held by Temasek. Tuas Power Ltd. is located in the western part of Singapore and is the first of the three power companies under the flagship of Temasek that had undergone privatisation. Tuas Power Ltd. is also one of the three largest power companies in Singapore, having an aggregate generation capacity of 2,670 MW. Its generation facilities consist of 2 x 600 MW oil-fired steam turbine units and 4 x 367.5 MW gas-fired combined cycle units, representing approximately 26% of market share in Singapore.

2.	In May 2008, the Company issued corporate bonds with a maturity of 10 years in a principal amount of RMB 4 billion at an annual interest rate of 5.20%.

3.	Changes of Directors, Supervisors and Senior Management

For work reallocation reason, Mr Li Xiaopeng resigned from the position of Chairman of the Company on 2 June 2008.

For work reallocation reason, Mr. Huang Yongda resigned from the position of Vice Chairman of the Company on 27 August 2008.

For work reallocation reason, Mr. Na Xizhi resigned from the position of President of the Company on 22 April 2008.

Mr. Cao Peixi was elected as Chairman on 27 August 2008.

Mr. Liu Guoyue was appointed as President by the board of directors on 22 April 2008 and elected as a Director on 13 May.

Mr. Li Weijie was appointed as Vice President by the board of directors on 22 April 2008.

Mr. Ye Xiangdong was appointed as Vice President by the board of directors on 22 April 2008.

Mr. Li Gang was appointed as Vice President by the board of directors on 22 April 2008.

Mr. Zhao Ping was appointed as Chief Engineer by the board of directors on 22 April 2008.

CODE OF CORPORATE GOVERNANCE PRACTICES

During the Year, the Company has complied with the Code of Corporate Governance Practices as set out in Appendix 14 of the Listing Rules. The annual report of the Company will contain a corporate governance report prepared in accordance with the requirements of the Listing Rules.

DESIGNATED DEPOSIT

As at 31 December 2008, the Company and its subsidiaries did not have any designated deposit with any financial institutions within the PRC nor any overdue fixed deposit which could not be recovered.

LEGAL PROCEEDINGS

As at 31 December 2008, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company and its subsidiaries.

Annual General Meeting and CLOSURE OF REGISTER

The 2008 Annual General Meeting will be held in June 2009. For details of the resolutions to be considered and approved at the meeting, the book closure period of H share register, record date for determining the qualification to receive dividends and the date of the annual general meeting, please refer to the Notice of 2008 Annual General Meeting to be issued by the Company later.

Publication of results on the website of the stock exchange and the company

This announcement of annual results is published on the Stock Exchange’s website (http://www.hkex.com.hk) and the Company’s website (http://www.hpi.com.cn and http://www.hpi-ir.com.hk). The 2008 Annual Report of the Company containing all the information required by the Listing Rules will be dispatched to the shareholders and available on the same websites in due course.

INSPECTION OF DOCUMENTS

The Company’s annual reports (for A shares and H shares, respectively) for the year 2008 will be published in April, 2009 in Beijing and Hong Kong respectively. The Company will file an annual report in Form 20-F with the Securities and Exchange Commission of the United States. Copies of annual reports as well as the Form 20-F, once filed, will be available at:

Beijing:	Huaneng Power International, Inc.
Tianyin Mansion
West Wing, 2C Fuxingmennan Street
Xicheng District
Beijing
The People’s Republic of China

Tel: (8610) 6649 1999
Fax: (8610) 6649 1888

Hong Kong:	Rikes Hill & Knowlton Limited
Room 1312, Wing On Centre
111 Connaught Road Central
Hong Kong

Tel: (852) 2520 2201
Fax: (852) 2520 2241

By Order of the Board Cao Peixi Chairman

As at the date of this announcement, the Board comprises:

Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
 (Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
1 April 2009

A.	FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2008
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2008	2007

Operating revenue	4	67,563,815	49,767,849
Sales tax		(106,385)	(139,772)

Operating expenses
Fuel		(49,810,275)	(27,790,310)
Maintenance		(1,702,274)	(1,534,016)
Depreciation		(7,718,773)	(7,225,964)
Labor		(3,164,613)	(2,786,109)
Service fees on transmission and transformer facilities of HIPDC		—	(140,771)
Purchase of electricity		(2,726,028)	—
Others		(3,591,416)	(2,228,596)
		－－－－－－－	－－－－－－－

Total operating expenses		(68,713,379)	(41,705,766)
		－－－－－－－	－－－－－－－

(Loss) / Profit from operations		(1,255,949)	7,922,311
		－－－－－－－	－－－－－－－

Interest income		83,522	53,527
Interest expense		(4,064,779)	(2,132,122)
Exchange gain and bank charges, net		356,836	204,134
		－－－－－－－	－－－－－－－

Total financial expenses, net		(3,624,421)	(1,874,461)
		－－－－－－－	－－－－－－－

Share of profits of associates	5	72,688	586,323
(Loss) / Gain on fair value changes		(54,658)	87,132
Investment income		51,061	585,379
Other income, net	6	19,723	12,617
		－－－－－－－	－－－－－－－

(Loss) / Profit before income tax expense		(4,791,556)	7,319,301
Income tax benefit / (expense)	7	239,723	(838,270)
		－－－－－－－	－－－－－－－

(Loss) / Profit for the year		(4,551,833)	6,481,031
		=============	=============

Attributable to:
Equity holders of the Company		(3,937,688)	6,161,127
Minority interests		(614,145)	319,904
		－－－－－－－	－－－－－－－

		(4,551,833)	6,481,031
		=============	=============

Dividends paid		3,570,334	3,375,507
		=============	=============

Proposed dividend	10	1,205,538	3,616,615
		=============	=============

Proposed dividend per share (expressed in RMB per share)	10	0.10	0.30
		=============	=============

(Loss) / Earnings per share for (loss) / profit attributable to the equity holders of the Company, (expressed in RMB per share)
- Basic and diluted	13	(0.33)	0.51
		=============	=============

BALANCE SHEETS
AS AT 31 DECEMBER 2008
(Amounts expressed in thousands of RMB)

		The Company and its subsidiaries		The Company
		As at 31 December		As at 31 December
	Note	2008	2007	2008	2007

ASSETS

Non-current assets
Property, plant and equipment, net		116,737,198	90,125,919	62,549,262	50,720,718
Investments in associates		8,758,235	8,731,490	7,486,116	7,204,362
Investments in subsidiaries		—	—	18,536,660	9,500,898
Available-for-sale financial assets		1,524,016	3,462,158	1,524,016	3,462,158
Land use rights		2,895,359	2,269,208	1,469,210	1,369,494
Power generation licence		3,811,906	—	—	—
Deferred income tax assets		316,699	211,654	—	182,543
Goodwill		11,108,096	555,266	108,938	108,938
Other non-current assets		748,072	389,375	201,584	215,035
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total non-current assets		145,899,581	105,745,070	91,875,786	72,764,146
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Current assets
Inventories, net		5,169,847	2,319,290	2,831,030	1,476,464
Other receivables and assets, net		1,099,720	822,691	1,123,398	676,190
Accounts receivable, net	8	7,794,500	7,876,318	3,987,554	4,097,806
Prepaid taxes		172,758	—	144,809	—
Loans to subsidiaries		—	—	2,440,000	—
Derivative financial assets		15,479	—	—	—
Bank balances and cash		5,765,873	7,532,760	1,695,987	5,690,428
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total current assets		20,018,177	18,551,059	12,222,778	11,940,888
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total assets		165,917,758	124,296,129	104,098,564	84,705,034
		=============	=============	=============	=============

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital		12,055,383	12,055,383	12,055,383	12,055,383
Capital surplus		8,642,617	10,663,422	9,084,593	10,639,221
Surplus reserves	9	6,096,100	6,096,100	6,096,100	6,096,100
Currency translation differences		(534,433)	—	—	—
Retained earnings
Proposed dividend		1,205,538	3,616,615	1,205,538	3,616,615
Others		9,364,115	14,497,060	9,241,881	12,236,340
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

		36,829,320	46,928,580	37,683,495	44,643,659
Minority interests		5,730,633	5,151,062	—	—
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total equity		42,559,953	52,079,642	37,683,495	44,643,659
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Non-current liabilities
Long-term loans		59,027,181	33,438,647	31,712,372	15,896,095
Long-term bonds		9,834,688	5,885,615	9,834,688	5,885,615
Deferred income tax liabilities		1,371,572	1,092,545	70,883	802,533
Derivative financial liabilities		17,242	—	—	—
Other non-current liabilities		620,922	423,119	490,659	307,817
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total non-current liabilities		70,871,605	40,839,926	42,108,602	22,892,060
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Current liabilities
Accounts payable and other liabilities	11	10,867,480	9,241,069	6,709,175	6,086,981
Taxes payables		420,464	955,334	180,772	588,785
Dividends payable		56,734	12,150	36,000	—
Salary and welfare payables		212,236	213,403	148,040	162,174
Derivative financial liabilities		542,442	—	—	—
Short-term bonds		5,095,936	5,064,690	5,095,936	5,064,690
Short-term loans		28,745,488	11,670,400	9,638,000	4,240,000
Current portion of long-term loans		6,545,420	4,219,515	2,498,544	1,026,685
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total current liabilities		52,486,200	31,376,561	24,306,467	17,169,315
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total equity and liabilities		165,917,758	124,296,129	104,098,564	84,705,034
		=============	=============	=============	=============

NOTES TO THE FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER IFRS
(Amount expressed in thousands of RMB unless otherwise stated)

1.        Basis of Preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and liabilities at fair value through profit or loss.

During 2008, a significant portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term borrowings. Consequently, as at 31 December 2008, the Company and its subsidiaries have a negative working capital balance of approximately RMB32.5 billion (2007: RMB12.8 billion). Taking into consideration of the expected operating cash flow of the Company and its subsidiaries and the undrawn available banking facilities, the Company and its subsidiaries will refinance and / or restructure certain short-term loans into long-term loans and consider alternative sources of financing, where applicable. The directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared these consolidated financial statements on a going concern basis.

2.        Principal Accounting Policies

The accounting policies have been consistently applied to all the years presented, unless otherwise stated.

In addition, certain principal accounting policies were adopted, as shown below, upon the acquisition of 100% shareholding in SinoSing Power Pte. Ltd.(“SinoSing Power”) and its subsidiaries during the current year.

(a)       Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of segments operating in other economic environments.

(b)       Foreign currency translation

(i)       Functional and presentation currency

Items included in the financial statements of each of the Company and its subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Renminbi (“RMB”), which is the Company’s functional and presentation currency.

(ii)      Transactions and balances

Foreign currency transactions are translated into the functional currency using the spot exchange rate on the transaction dates. On balance sheet date, foreign currency monetary items are translated into functional currency at the spot exchange rate on balance sheet date. Exchange differences are directly expensed in current period profit and loss unless they arises from foreign currency loans borrowed for purchasing or construction of qualifying assets which is eligible for capitalization and qualifying cash flow hedges which are deferred in equity.

(iii)     Group companies

The operating results and financial position of the foreign subsidiaries are translated into presentation currency as follows:

Asset and liability items in each balance sheet of foreign operations are translated at the closing rates at the balance sheet date; equity items excluding retained earnings are translated at the spot exchange rates at the date of the transactions. Income and expense items in the income statement of the foreign operations are translated at average exchange rates approximating the rate on transaction dates. All resulting translation differences above are recognized as a separate component of equity.

The cash flows denominated in foreign currencies and cash flows of overseas subsidiaries are translated at average exchange rates approximating the rates at the dates when cash flows incurred. The impact of the foreign currency translation on the cash and cash equivalents is presented in the cash flow statement separately.

When a foreign operation is partially disposed of or sold, translation differences that were recorded in equity are recognized in the income statement as part of the disposal gain or loss.

(c)       Power generation licence

The Company and its subsidiaries acquired the power generation licence as part of the business combination with Tuas Power Ltd. (“Tuas Power”). The power generation licence is initially recognized at fair value at the acquisition date. It is of indefinite useful life and is not amortized. It is tested annually for impairment and carried at cost less accumulated impairment loss. Useful life of the power generation licence is reviewed by the Company and its subsidiaries each financial period to determine whether events and circumstances continue to support the indefinite useful life assessment.

(d)       Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Gain or loss arising from subsequent change in the fair value of derivative financial instruments is recognized in income statement except for those effective portion of gain or loss on the derivative financial instruments designated as cash flow hedges which is recognized directly in equity. Cash flow hedge represents a hedge against the exposure to variability in cash flows, which such cash flow is originated from a particular risk associated with a highly probable forecast transaction and could affect income statement.

The hedged items of cash flow hedge are the designated items with respect to the risks associated with future cash flow change of the Company and its subsidiaries. Hedging instruments are designated derivative for cash flow hedge whose cash flows are expected to offset changes in the cash flows of a hedged item.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedge item is more than 12 months.

The Company and its subsidiaries document their assessments, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The Company and its subsidiaries apply ratio analysis method to evaluate the ongoing effectiveness of the cash flow hedge.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity as a separate component. The gain or loss relating to the ineffective portion is recognized immediately in the income statement within ‘(loss) / gain on fair value change’.

Amounts accumulated in equity are transferred to the income statement in the periods when the hedged item affects profit or loss. When the forecast transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. In case the Company and its subsidiaries expect all or a portion of net loss previously recognized directly in equity will not be recovered in future financial periods, the irrecoverable portion will be reclassified into income statement.

When a hedging instrument expires or is sold, terminated or exercised or when a hedge no longer meets the criteria for hedge accounting, the Company and its subsidiaries will discontinue hedge accounting. Any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within ‘(loss) / gain from fair value change’.

(e)       Goods and service tax (“GST”)

The oversea power sales of the Company and its subsidiaries are subjected to goods and service tax of the country where they operate, with applicable tax rate of 7%.

(f)       Finance lease (lessor)

The Company and its subsidiaries recognize the aggregate of the minimum lease receipts and the initial direct costs on the lease inception date as the receivable. The difference between the aggregate of the minimum lease receipts and the initial direct costs and sum of their respective present values is recognized as unrealized finance income. The Company and its subsidiaries adopt the effective interest method to allocate such unrealized finance income over the lease term. On balance sheet date, the Company and its subsidiaries present the net amount of finance lease receivable after deducting any unrealized finance income in non-current assets and current assets respectively.

(g)       Purchase of electricity

The oversea subsidiary of the Company recognized electricity purchase cost when it purchases the electricity and transmits to its customers.

3.        Segment Information

(a)       Primary reporting format — geographical segments

The Company and its subsidiaries elected the geographical segments as primary reporting format. During the year, the Company and its subsidiaries have business operations in the PRC and Singapore.

The segment information for as at and for the year ended 31 December 2008 is as follows:

Geographical segments	PRC	Singapore	Total

Segment revenue	57,203,465	10,360,350	67,563,815
Segment expenses	(58,654,830)	(9,840,015)	(68,494,845)
	－－－－－－－	－－－－－－－	－－－－－－－

Segment results	(1,451,365)	520,335	(931,030)
Unallocated expenses			(324,919)
			－－－－－－－

Operating loss			(1,255,949)

Interest income			83,522
Interest expense			(4,064,779)
Exchange gain and bank charges, net			356,836
Share of profits of associates	72,688	—	72,688
Loss on fair value change			(54,658)
Investment income			51,061
Other income, net			19,723
			－－－－－－－

Loss before income tax expense			(4,791,556)
Income tax benefit			239,723
			－－－－－－－

Loss for the year			(4,551,833)
			=============

Other assets	131,243,943	23,824,750	155,068,693
Investments in associates	8,758,235	—	8,758,235
Add: unallocated assets			2,090,830
			－－－－－－－

Total assets			165,917,758
			=============

Segment liabilities	10,416,317	1,812,038	12,228,355
Add: unallocated liabilities			111,129,450
			－－－－－－－

Total liabilities			123,357,805
			=============

Depreciation and amortization	7,434,858	392,378	7,827,236
Add: depreciation and amortization of unallocated assets			17,095
			－－－－－－－
Total depreciation and amortization included in profit and loss			7,844,331
Provision for inventory obsolescence	235	3,666	3,901
(Reversal of) / Provision for doubtful accounts on receivables	(15,345)	26,296	10,951
Impairment of goodwill	130,224	—	130,224
Segment addition of capital assets	28,667,051	22,387,050	51,054,101
Add: unallocated addition of capital assets			11,518
			－－－－－－－

Total additions of capital assets			51,065,619
			=============

The Company and its subsidiaries were principally operated in the PRC prior to 2008, no comparative disclosure for geographical segment is presented above.

(b)       Secondary reporting format — business segments

The Company and its subsidiaries are principally engaged in power business. No business segments are presented.

4.        Operating Revenue

Operating revenue represents the fair value of the consideration received or receivable for electricity sold in the ordinary course of the activities of the Company and its subsidiaries (net of value added tax (“VAT”) or goods and service tax and after taking into account amounts received in advance). Revenue is earned and recognized upon transmission of electricity to the customers and the power grid controlled and owned by the respective regional or provincial grid companies.

5.        Share of Profit of Associates

Share of profit of associates comprised:

	For the year ended 31 December
	2008	2007

Share of profit before income tax expense	187,518	768,318
Share of income tax expense	(114,830)	(181,995)
	－－－－－－－	－－－－－－－

	72,688	586,323
	=============	=============

6.        Other Income, Net

Net other income represented the management service fee income net of relevant expenses. Pursuant to a management service agreement entered into with China Huaneng Group (“Huaneng Group”) and Huaneng International Power Development Corporation (“HIPDC”), the Company provided management services to certain power plants owned by Huaneng Group and HIPDC in return for a service fee.

7.        Income Tax Expense

Pursuant to Guo Shui Han [2009]33 document, starting from 1 January 2008, the Company and its branches calculate and pay income tax on a combined basis according to relevant tax laws and regulations. The original regulation specifying locations for power plants and branches of the Company to make enterprise income tax payments was abolished. The income tax of subsidiaries remains to be calculated individually based on their individual operating results. The income tax charges are based on assessable profit for the year and after considering deferred taxation. No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2007: nil).

Income tax expense comprised:

	For the year ended 31 December
	2008	2007

Current income tax expense	48,565	1,033,570
Deferred income tax	(288,288)	(195,300)
	－－－－－－－	－－－－－－－

	(239,723)	838,270
	=============	=============

The reconciliation of the effective income tax rate from the statutory income tax rate is as follows:

	For the year ended 31 December
	2008	2007

Average statutory tax rate	20.06%	18.03%
Effect of tax holiday	(1.21%)	(3.86%)
Tax credit relating to domestically manufactured equipment*	(2.52%)	(2.24%)
Deductible tax loss not recognized as deferred income tax assets in the current year	(9.67%)	0.58%
Others	(1.66%)	(1.06%)
	－－－－－－－	－－－－－－－

Effective tax rate	5.00%	11.45%
	=============	=============

*	This represented tax credit granted to certain power plants on their purchases of certain domestically manufactured equipment upon the approval of the tax bureaus.

The average statutory tax rate for the years ended 31 December 2008 and 2007 represented the weighted average tax rate of the Company and its subsidiaries calculated on the basis of the relative amounts of profit before tax and the applicable statutory tax rates.

8.        Accounts receivable, net

Accounts receivable comprised the following:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2008	2007	2008	2007

Accounts receivable	7,153,834	6,251,958	3,873,554	3,688,275
Notes receivable	666,255	1,674,933	114,000	409,531
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

	7,820,089	7,926,891	3,987,554	4,097,806
Less: provision for doubtful accounts	(25,589)	(50,573)	—	—
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

	7,794,500	7,876,318	3,987,554	4,097,806
	=============	=============	=============	=============

The gross amounts of account receivables of the Company and its subsidiaries are denominated in the following currencies:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2008	2007	2008	2007

RMB	6,803,558	7,926,891	3,987,554	4,097,806
S$ (RMB equivalent)	1,014,725	—	—	—
US$ (RMB equivalent)	1,806	—	—	—
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total	7,820,089	7,926,891	3,987,554	4,097,806
	=============	=============	=============	=============

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which credit period ranged from 5 to 60 days from the dates of billing. As at 31 December 2008, accounts receivable (within one month and no provision) of the Company and its subsidiaries amounted to approximately RMB505 million (2007: nil) was secured to a bank as collateral against a short-term loan of RMB500 million.

Ageing analysis of accounts receivable was as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2008	2007	2008	2007

Within 1 year	7,819,926	7,737,783	3,987,554	4,092,147
Between 1 to 2 years	—	3,959	—	3,014
Between 2 to 3 years	12	100	—	—
Over 3 years	151	185,049	—	2,645
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

	7,820,089	7,926,891	3,987,554	4,097,806
	=============	=============	=============	=============

As at 31 December 2008, the maturity period of the notes receivable ranged from 4 to 7 months (2007: 15 days to 28 months).

9.        Surplus Reserves

According to the Company Law of the PRC, the Company’s articles of association and board resolutions, the Company appropriates 10% of each year’s net profit to the statutory surplus reserve until such a reserve reaches 50% of the registered share capital when the Company can opt out. Upon the approval from relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for offsetting against losses, this reserve cannot fall below 25% of the share capital after being used to increase share capital. For the year ended 31 December 2008, the Company does not appropriate any statutory surplus reserve as a result of current year losses (2007: 10%).

Appropriation of discretionary surplus reserve is proposed by the Board of Directors, and approved by the general meeting of shareholders. This reserve can be used to make up any losses incurred in prior years or to increase the share capital after obtaining relevant approvals. For the year ended 31 December 2008, no provision was made to the discretionary surplus reserve (2007: nil).

According to the articles of association, distributable profit of the Company is derived based on the lower of profit determined in accordance with (a) the PRC accounting standards and (b) IFRS. There was no additional distributable profit resulting from the current year operation for the year ended 31 December 2008 (2007: RMB5.40 billion). The cumulative balance of distributable profit as at 31 December 2008 was approximately RMB9.914 billion (2007: RMB17.22 billion).

10.      Dividends

On 31 March 2009, the Board of Directors proposed a cash dividend of RMB0.1 per share, totaling approximately RMB1,205.5 million. This proposal is subject to the approval of the shareholders at the annual general meeting. These financial statements do not reflect this dividends payable, which will be accounted for in shareholders’ equity as an appropriation of retained earnings for the year ending 31 December 2009.

On 13 May 2008, upon the approval from the annual general meeting of the shareholders, the Company declared 2007 final dividend of RMB0.30 (2006 final: RMB0.28) per ordinary share, totaled approximately RMB3,606 million (2006: RMB3,376 million).

11.      Accounts payable and other Liabilities

Accounts payable and other liabilities comprised:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2008	2007	2008	2007

Accounts and notes payable	3,009,966	2,349,771	1,826,695	1,518,575
Amounts received in advance	877,287	844,445	834,468	844,445
Payables to contractors for construction	4,225,236	4,540,492	2,748,653	2,863,187
Other payables to contractors	444,927	339,518	322,614	218,937
Advances from Yingkou Port Bureau	720,235	—	—	—
Accrued interest	469,823	201,492	286,275	132,642
Tender and performance deposits	79,574	34,743	62,372	23,863
Accrued pollutants discharge fees	64,367	66,664	48,530	37,878
Accrued water-resources fees	48,253	16,608	43,085	7,949
Accrued service fee of intermediaries	45,355	—	45,355	—
Others	882,457	847,336	491,128	439,505
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

	10,867,480	9,241,069	6,709,175	6,086,981
	=============	=============	=============	=============

Accounts payable and other liabilities comprised the following balances due to the related parties:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2008	2007	2008	2007

Due to Huaneng Group	2,505	3,084	—	—
Due to HIPDC	101,608	80,140	101,346	79,745
Due to subsidiaries	—	—	588,668	795
Due to associates	21,084	12,967	11,978	2,606
Due to other related parties	132,862	303,122	75,174	196,750
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total	258,059	399,313	777,166	279,896
	=============	=============	=============	=============

The carrying amounts of accounts payable and other liabilities of the Company and its subsidiaries are denominated in the following currencies:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2008	2007	2008	2007

RMB	9,655,505	9,241,069	6,709,175	6,086,981
S$ (RMB equivalent)	437,590	—	—	—
US$ (RMB equivalent)	651,487	—	—	—
JPY (RMB equivalent)	122,764	—	—	—
GBP (RMB equivalent)	134	—	—	—
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total	10,867,480	9,241,069	6,709,175	6,086,981
	=============	=============	=============	=============

The ageing analysis of accounts and notes payable was as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2008	2007	2008	2007

Accounts and notes payable
Within 1 year	2,967,346	2,276,034	1,824,539	1,511,973
Between 1 to 2 years	29,558	71,515	1,809	5,600
Over 2 years	13,062	2,222	347	1,002
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total	3,009,966	2,349,771	1,826,695	1,518,575
	=============	=============	=============	=============

12.      Additional financial information on balance sheets

As at 31 December 2008, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB32,468 million (2007: RMB12,826 million). On the same date, total assets less current liabilities were approximately RMB113,432 million (2007: RMB92,920 million).

As at 31 December 2008, the net current liabilities of the Company amounted to approximately RMB12,084 million (2007: RMB5,228 million). On the same date, total assets less current liabilities were approximately RMB79,792 million (2007: RMB67,536 million).

13.      (Loss)/Earnings per Share

The calculation of basic (loss) / earnings per share is done based on the (loss) / profit attributable to the equity holders of the Company of approximately RMB(3,938) million (2007: RMB6,161 million) and the weighted average number of approximately 12,055 million (2007: 12,055 million) outstanding ordinary shares during the year.

There was no dilutive effect on (loss) / earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2008 and 2007.

14.      Material Business Combination

On 24 March 2008, SinoSing Power acquired 100% equity interest of Tuas Power from Temasek. The acquired business contributed consolidated revenue of RMB10,413 million and consolidated profit of RMB549 million to the Company and its subsidiaries for the period from date of acquisition to 31 December 2008. Should the acquisition had occurred on 1 January 2008, unaudited consolidated revenue and unaudited consolidated loss of the Company and its subsidiaries for the year would have been RMB70,383 million and RMB4,587 million, respectively.

Details of consideration and goodwill arising from the acquisition of Tuas Power by SinoSing Power are as follows:

Consideration paid in cash	21,675,288
Directly incremental costs	88,164
－－－－－－－

Total cost of combination	21,763,452
Less: fair value of net identifiable assets acquired	(10,374,425)
－－－－－－－

Goodwill	11,389,027
=============

The goodwill is attributable to leading position and profitability of Tuas Power in its market.

The assets and liabilities arising from the acquisition of Tuas Power are as follows:

	Fair value	Acquiree’s carrying amount

Cash and cash equivalents	1,619,108	1,619,108
Property, plant and equipment	6,074,396	5,715,125
Land use rights	614,549	213,757
Power generation licence	4,073,278	24,767
Deferred income tax assets	650	650
Other non-current assets	189,863	165,097
Inventories	746,360	746,360
Derivative financial assets	180,595	180,595
Receivables	1,297,323	1,297,323
Payables	(3,007,452)	(3,007,452)

Salary and welfare payables	(14,952)	(14,952)
Borrowings	(102,592)	(102,592)
Derivative financial liabilities	(98,180)	(98,180)
Deferred income tax liabilities	(1,163,474)	(293,474)
Minority interests	(35,047)	(35,047)
	－－－－－－－	－－－－－－－

Net identifiable assets acquired	10,374,425	6,411,085
	=============	=============

Consideration paid in cash	21,675,288
Direct costs relating to acquisition	82,583
Less: cash and cash equivalents from the subsidiary acquired	(1,619,108)
	－－－－－－－	－－－－－－－

Net cash paid for acquiring the subsidiary	20,138,763
	=============	=============

15.      Subsequent Event

The Company and its subsidiaries issued RMB5 billion of unsecured short-term bonds at their nominal values bearing coupon rate of 1.88% per annum on 24 February 2009. These bonds will mature in 365 days.

B.	FINANCIAL INFORMATION EXTRACTED FROM CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING STANDARDS

           Amount expressed in units of RMB unless otherwise stated)

1.        FINANCIAL HIGHLIGHTS AND FINANCIAL RATIOS

(Amounts Expressed In RMB)

	Unit	For the year ended 31 December		Variance (%)	For the year ended 31 December
		2008	2007		2006
			(Restated)		(Restated)

Operating revenue	Yuan	67,825,137,078	50,434,614,049	34.48	44,433,924,789
(Loss) / Profit before taxation	Yuan	(4,433,043,155)	7,389,869,220	(159.99)	8,064,840,469
Net (loss) / profit attributable to shareholders of the company	Yuan	(3,701,229,826)	5,997,058,661	(161.72)	5,923,618,531
Net (loss) / profit attributable to shareholders of the company (excluding non-recurring items)	Yuan	(3,723,798,194)	5,207,254,431	(171.51)	5,879,845,936
Basic (loss) / earnings per share	Yuan/Share	(0.31)	0.50	(162.00)	0.49
Diluted (loss) / earnings per share	Yuan/Share	(0.31)	0.50	(162.00)	0.49
Basic (loss) / earnings per share (excluding non-recurring items)	Yuan/Share	(0.31)	0.43	(172.09)	0.49
Return on net assets (fully diluted)%		(10.21)	13.00	(23.21)	13.75
Return on net assets (weighted average)%		(8.99)	13.47	(22.46)	14.38
Return on net assets calculated based on net (loss) / profit excluding non-recurring items (fully diluted)%		(10.27)	11.29	(21.56)	13.65
Return on net assets calculated based on net (loss) / profit excluding non-recurring items (weighted average)%		(9.04)	11.70	(20.74)	14.27
Net cash flows from operating activities	Yuan	5,185,893,555	12,221,403,038	(57.57)	13,858,926,316
Net cash flows from operating activities per share	Yuan/Share	0.43	1.01	(57.43)	1.15

		31 December 2008	31 December 2007	Variance (%)	31 December 2006
					(Restated)

Total assets	Yuan	164,587,660,182	122,139,350,408	34.75	112,152,093,510
Shareholders’ equity attributable to shareholders of the Company	Yuan	36,246,575,257	46,119,679,303	(21.41)	43,066,651,301
Net assets per share attributable to shareholders of the Company	Yuan/Share	3.01	3.83	(21.41)	3.57

Note:               ormula of key financial ratios:

Basic earnings per share	=	Net (loss) / profit attributable to shareholders of the Company for the year / Weighted average number of ordinary shares
Return on net assets (fully diluted)	=	Net (loss) / profit attributable to shareholders of the Company for the year / Shareholders’ equity as at period end (excluding minority interests)×100%
Return on net assets (weighted average)	=	Net (loss) / profit attributable to shareholders of the Company for the year / weighted average shareholders’ equity (excluding minority interests)×100%

2.        ITEMS AND AMOUNTS OF NON-RECURRING ITEMS

(Amounts Expressed in RMB)

Non-recurring items	For the year ended 31 December 2008

Net loss from disposal of non-current assets	(54,006,037)
Government grants (excluding government grants closely related to the operations of the Company and granted according to fixed amounts or fixed quota uniformly regulated by the government) recorded in the profit and loss	266,423,528
The provision for assets impairment due to force majeure factors, such as natural disasters	(92,545,394)
The loss on fair value change of held-for-trading financial assets and liabilities (excluding effective hedging instruments related to operating activities of the Company) and disposal of held-for-trading financial assets and liabilities and available-for-sale financial assets	(54,657,795)
Reversal of provision for doubtful accounts receivable individually tested for impairments	65,442,090
Non-operating income and expenses (excluding items above)	(43,563,351)
Impact of minority interests	(74,679,346)
Impact of Income tax	10,154,673
－－－－－－－

Total	22,568,368
=============

3.        PROFIT AND LOSS ACCOUNTS
           For the year ended 31 December 2008
 (Amounts Expressed in RMB)

	For the year ended 31 December
	2008	2007	2008	2007
	Consolidated		The Company

1. Operating revenue	67,825,137,078	50,434,614,049	37,826,145,958	32,014,678,503
Less: Operating costs	(66,876,299,597)	(40,943,065,668)	(37,786,703,845)	(26,140,551,211)
Tax and levies on operations	(106,385,323)	(151,105,639)	(14,823,287)	(14,655,468)
Selling expenses	(2,505,051)	—	—	—
General and administrative expenses	(1,854,930,669)	(1,524,034,619)	(1,216,341,160)	(1,066,256,341)
Financial expenses, net	(3,624,421,205)	(1,939,092,478)	(1,513,453,706)	(559,936,443)
Assets impairment loss	(92,667,846)	6,480,825	(207,765,617)	(1,043,084)
Loss from changes in fair value	(54,657,795)	(100,179,545)	—	(100,179,545)
Add: Investment income	184,833,113	1,341,059,743	833,927,495	2,311,596,005
Including: investment income from associates	133,772,054	586,233,218	131,920,229	584,228,533
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

2. Operating (loss) / profit	(4,601,897,295)	7,124,676,668	(2,079,014,162)	6,443,652,416
Add: Non-operating income	294,619,514	303,211,333	144,449,425	209,884,722
Less: Non-operating expenses	(125,765,374)	(38,018,781)	(89,888,521)	(30,013,972)
Including: loss on disposals of non-current assets	(70,380,795)	(14,771,760)	(56,697,101)	(13,033,978)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

3. (Loss) / Profit before taxation	(4,433,043,155)	7,389,869,220	(2,024,453,258)	6,623,523,166
Less: Income tax expense	219,824,532	(972,263,962)	49,814,104	(418,472,091)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

4. Net (loss) / profit	(4,213,218,623)	6,417,605,258	(1,974,639,154)	6,205,051,075
	=============	=============	=============	=============
Including: net profit generated by acquiree before business combination under common control	—	94,600,836	—	—
Attributable to:
Shareholders of the Company	(3,701,229,826)	5,997,058,661	(1,974,639,154)	6,205,051,075
Minority interests	(511,988,797)	420,546,597	—	—
5. (Loss)/earnings per share (based on the net (loss)/profit attributable to shareholders of the Company)
Basic (losses)/earnings per share	(0.31)	0.50
Diluted (losses)/earnings per share	(0.31)	0.50

4.        NET INCOME RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the Accounting Standards for Business Enterprises (“PRC GAAP”), differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the net (loss)/profit is summarized as follows:

	Net (loss)/Profit
	2008	2007
	RMB’000	RMB’000

Consolidated net (loss)/profit attributable to shareholders of the Company under PRC GAAP	(3,701,230)	5,997,059

Impact of IFRS adjustments:
Effect of reversal of recorded the amount received in advance of the previous years (a)	9,977	363,331
Amortization of the difference in the recognition of housing benefits of the previous years (b)	(36,751)	(38,967)
Difference on depreciation related to borrowing costs capitalized in previous years (c)	(29,745)	(28,523)
Differences in accounting treatment on business combinations under common control in previous years (d)	—	(76,737)
Difference in depreciation and amortization of assets acquired in business combinations under common control in previous years(d)	(339,800)	(287,403)
Applicable deferred income tax impact of the GAAP differences above (e)	38,187	111,156
Others	19,519	20,570
Profit attributable to minority interests on the adjustments above	102,155	100,641
	－－－－－－－	－－－－－－－

(Loss)/Profit attributable to equity holders of the Company under IFRS	(3,937,688)	6,161,127
	=============	=============

(a)      Effect of recording the amounts received in advance of previous years

In accordance with the tariff setting mechanism applicable to certain power plants of the Company in previous years, certain power plants of the Company receive advanced payments in the previous years (calculated at 1% of the original cost of fixed assets) as the major repairs and maintenance cost of these power plants. Such receipts in advance are recognized as liabilities under IFRS and are recognized as revenue when the repairs and maintenance is performed and the liabilities are extinguished. In accordance with PRC GAAP, when preparing the financial statements, revenue is computed based on actual power sold and the tariff currently set by the State, no such amounts are recorded.

(b)      Difference in the recognition of housing benefits to the employees of the Company and its subsidiaries in previous years

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (“Previous PRC GAAP”) , in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(c)       Effect of depreciation on the capitalization of borrowing costs in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(d)      Differences in accounting treatment on business combinations under common control in previous years

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC in previous years. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The transaction costs directly attributable to the business combinations incurred by the acquirer are recorded in the profit and loss account as incurred. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. The transaction costs incurred were recorded in profit and loss account as incurred. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. Direct transaction costs incurred by the acquirer were included in the acquisition cost. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences could be gradually eliminated with the depreciation, amortization and disposal of assets.

(e)      Deferred income tax impact on GAAP differences

This represents related deferred income tax impact on the GAAP differences above where applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name:    Gu Biquan

Title:      Company Secretary

Date:    April 1, 2009